January 20, 2006

Max A. Webb, Esq., Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Residential Funding Mortgage Securities I, Inc.
      Form S-3 Relating to Mortgage Pass-Through
      Certificates
      -----------------------------------------------
Dear Mr. Webb:

On behalf of Residential Funding Mortgage Securities I, Inc. (the "Depositor"),
we have caused to be filed with you electronically under EDGAR the above-referenced Registration Statement on Form S-3 (the "RFMSI Registration
Statement"). The Depositor is filing the RFMSI Registration Statement to increase the amount of registered securities it is authorized to offer.

Two courtesy copies of the RFMSI Registration Statement in printed format are being forwarded to your attention. The versions of prospectus supplement and base prospectus contained in the courtesy copies have been marked to indicate changes from the Depositor's prior registration statement on Form S-3
(Registration Statement No. 333-126745).

We have been advised that payment of the filing fee in the amount of $107 has been made to the Securities and Exchange Commission (the "Commission") by the
Depositor on December 29, 2005.

We believe that the RFMSI Registration Statement complies in all respects with the requirements of Regulation AB. In this regard, please be advised that the sponsor under the RFMSI Registration Statement is Residential Funding
Corporation. Residential Funding Corporation is also the sponsor under the registration statement (the "RALI Registration Statement") of Residential
Accredit Loans, Inc. RFC was a participant in the Commission's Regulation AB pilot program and we believe the comment process with respect to the RALI
Registration Statement is now complete to the satisfaction of the Commission.
The RALI Registration Statement also contemplates the securitization of residential mortgage loans. We have made changes as appropriate to the RFMSI
Registration Statement to conform to the RALI Registration Statement.

January 20, 2006

If you have any questions or require any additional information with respect to these documents, please contact me at (212) 506-2555 or Scott Siegler at (212)
506-2539.

Very truly yours,

Paul A. Jorissen, Esq.

cc:  Scott J. Siegler, Esq.

Enclosures